

September 14, 2009

Via U.S. Mail and Facsimile

Mr. Robert W. Seeley
  President
CARIBBEAN VILLA CATERING CORPORATION
2470 Saint Rose Parkway, Suite 304
Henderson, Nevada 89074

> **Re:** **Caribbean Villa Catering Corporation**
> **Item 4.01 Form 8-K, filed August 11, 2009**
> **File No. 333-151840**

Dear Mr. Seeley:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant